

24000899

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-34706

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TEXAKOMA FINANCIAL, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5601 GRANITE PARKWAY, STE. 800, GRANITE PARK 3
                        (No. and Street)

PLANO	TEXAS	75024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

WILLIAM STAPLETON 972-701-9106   wds@texakoma.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DANCE, BIGELOW & CO., PC

(Name – if individual, state last, first, and middle name)

3492 LONG PRAIRIE RD., STE 100 FLOWER MOUND TX		75022
(Address)	(City)	(State)	(Zip Code)

March 24, 2009   3418

(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM STAPLETON _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TEXAKOMA FINANCIAL, INC. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TEXAKOMA FINANCIAL, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
AS OF DECEMBER 31, 2023 AND 2022



DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Texakoma Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Texakoma Financial, Inc. as of December 31, 2023 and 2022, the related statements of income, changes in shareholder equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Texakoma Financial, Inc.'s management. Our responsibility is to express an opinion on Texakoma Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Texakoma Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Texakoma Financial, Inc.'s financial statements. The supplemental information is the responsibility of Texakoma Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dance, Bigelow & Co., P.C.

We have served as Texakoma Financial, Inc.'s auditor since 2000.
Flower Mound, TX
February 25, 2024

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023 AND 2022

<u>ASSETS</u>

		2023		2022
ASSETS:				
Cash	$	724,418	$	721,578
Accounts receivable-affiliate		201,537		228,683
Accounts receivable-other		1,323		5,243
Prepaid expense		17,267		15,920
Total current assets		944,545		971,424
Deferred tax asset		11,577		11,826
TOTAL ASSETS	$	956,122	$	983,250

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

		2023		2022
LIABILITIES:				
Accounts payable-trade	$	143	$	465
Accrued commissions		88,807		69,000
Accrued expenses and other		113,910		161,461
Total liabilities		202,860		230,926
STOCKHOLDER'S EQUITY :				
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding		6,000		6,000
Additional paid-in capital		720,807		720,807
Retained earnings		26,455		25,517
Total stockholder's equity		753,262		752,324
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	956,122	$	983,250

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
REVENUE		
Commission revenue	$ 2,073,392	$ 2,626,145
Reimbursed expenses	2,007,484	1,977,855
Officer compensation	825,098	1,090,146
Additional compensation	306,482	446,279
Manager overrides	260,314	340,690
Training salaries	160,100	134,680
Total revenue	5,632,870	6,615,795
EXPENSES:		
Commissions	2,073,392	2,626,144
Salaries and wages	1,939,317	2,385,880
Payroll and general taxes	349,747	276,622
401(k) contributions	43,371	47,232
Registration	11,836	8,555
Professional fees	52,450	48,654
Administration	141,260	103,660
Compliance expense	311,950	327,750
Leads	238,580	214,013
Rent	311,796	299,053
Communications	18,799	19,973
Postage and delivery	36,223	44,569
Other operating expenses	102,962	212,636
Total expenses	5,631,683	6,614,741
INCOME BEFORE INCOME TAXES	1,187	1,054
PROVISION FOR INCOME TAXES		
Deferred tax expense	(249)	(221)
NET INCOME	$ 938	$ 833

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2023 AND 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2021	$ 6,000	$ 720,807	$ 24,684	$ 751,491
Net income			833	833
BALANCE, DECEMBER 31, 2022	6,000	720,807	25,517	752,324
Net income			938	938
BALANCE, DECEMBER 31, 2023	$ 6,000	$ 720,807	$ 26,455	$ 753,262

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash flows from operating activities -		
Net income	$ 938	$ 833
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	31,066	2,231
Prepaid expenses	(1,347)	(1,075)
Deferred tax asset	249	222
Accounts payable-trade	(322)	94
Accrued commissions	19,807	(71,724)
Accrued expenses and other	(47,551)	66,502
Net cash provided (used) by operating activities	2,840	(2,917)
Cash at the beginning of the year	721,578	724,495
Cash at end of year	$ 724,418	$ 721,578
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. ("the Company"), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Basis of Presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Cash and cash equivalents -

The Company considers financial instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable -

Accounts receivable are carried at the outstanding amount due, less an allowance for credit losses, if an allowance is deemed necessary. Due to the nature of the Company's contract (see note 5), management considers all accounts receivable to be fully collectible. Accordingly, no allowance for credit losses has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Accounts receivable comprise trade accounts receivable and amounts due from related parties. Trade accounts receivable include amounts that were received subsequent to the balance sheet date and were accrued as receivables.

Revenue -

All of the Company's revenues are generated by services provided to an affiliated company pursuant to a single contract (see note 5). These revenues resulted from, and are a product of, the reimbursement of the Company's expenses incurred under the contract (see note 6).

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $521,558, which was

$508,034 in excess of its required net capital of $13,524. At December 31, 2022, the Company had net capital of $490,652, which was $475,257 in excess of its required net capital of $15,395.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon Texakoma Exploration & Production, LLC ("TEP"), an affiliated company that originates all of the oil and gas investment ventures marketed by the Company. The loss of these ventures could have a material adverse effect on the Company.

4. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2020.

The Company's deferred tax assets of $11,577 at December 31, 2023 and $11,826 at December 31, 2022 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $55,386 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2023, along with the expiration dates, are listed below.

Year Generated		NOL Remaining	Year of Expiration
2005	$	7,924	2025
2007		1,792	2027
2009		6,718	2029
2011		9,971	2031
2013		20,900	2033
2015		3,314	2035
2016		646	2036
2019		566	No expiration
2020		2,838	No expiration
2021		717	No expiration
	$	55,386	

5. RELATED PARTY TRANSACTIONS

The Company is under common and affiliated ownership and business management with TEP and Texakoma Operating, L.P. ("TOLP"). TOLP allocates to the Company a portion of the salaries of its employees based on the estimated time spent by each employee on the Company's business. TOLP also allocates to the Company various categories of overhead expense, including office rent, based on estimated usage. These allocated salaries and expenses were $1,603,858 in 2023 and $1,545,628 in 2022.

All of the Company's revenues were generated by services to TEP (see note 3) pursuant to a Facilities and Services Agreement ("Agreement"). This Agreement, renewed and amended as of November 1, 2019, has an initial term of five years unless earlier terminated as provided in the Agreement.

TEP reimbursed the Company $2,007,484 in 2023 and $1,977,855 in 2022 for operating costs, including the salaries and overhead expense allocated to the Company by TOLP.

Accounts receivable due from TEP as of December 31, 2023 and December 31, 2022 were $201,537 and $228,683, respectively.

6.   REVENUE RECOGNITION

The Company determines revenue recognition through the following steps: (1) identification of the contract with the customer (see below); (2) identification of the performance obligations in the contract, which are the sale of securities resulting in the payment of compensation and the incurrence of expenses; (3) determination of the transaction price, which is the amount of commissions, compensation expense or expenses incurred or reimbursed; (4) allocation of the transaction price to the performance obligations in the contract, which is the amount of commissions or expenses actually incurred; and (5) recognition of revenue, which is at the point in time when the Company satisfies the performance obligation.

Pursuant to the Agreement (see note 5), TEP provides facilities and services to the Company and, in exchange, the Company provides placement services, regarding securities issued to investors in oil and gas programs sponsored by TEP. The Company is responsible for paying all selling concessions, commissions or other transaction-based compensation and related payroll taxes in connection with the securities issued and invoices TEP, typically on a weekly basis, for such amounts, along with any additional operating costs that may be paid by the Company. TEP is required to promptly pay any such invoice to reimburse the Company for all expenses.

Even though TEP is ultimately responsible for fulfilling the promise to drill a well for the oil and gas venture, the Company is responsible for providing securities brokerage services and, thus, acts as a principal under the contract and records revenue on a gross basis. The investors receive the securities brokerage services and are considered the customer under this arrangement.

The Company recognizes commission revenue, officer compensation, manager overrides, and training salaries when it satisfies performance obligations as evidenced by the incurrence of expenditures for the payment of commissions and compensation expenses relating to the sale of securities in oil and gas investment ventures. This recognition typically occurs on a weekly basis for commission revenue and training salaries, and on a monthly basis for manager overrides. Officer compensation recognition occurs both on a weekly and monthly basis.

The Company recognizes reimbursed expenses revenue when it satisfies performance obligations resulting in reimbursement of operating expenses incurred in connection with the sales of securities in oil and gas investment ventures. This recognition typically occurs on a monthly basis but can occur weekly as incurred. Reimbursed expenses revenue includes professional fees of $52,450 in 2023 and $48,654 in 2022.

And lastly, the Company recognizes additional compensation revenue when it satisfies the performance obligations as evidenced by the incurrence of expenditures for the payment of additional compensation expense which typically occurs annually in December each year.

The exception to the aforementioned method occurs when a commission obligation is recorded as an advance to the respective broker prior to an oil and gas investment venture's minimum number of units being reached. Once the minimum number of units has been reached, commission expense, along with commission revenue, are recognized the following week.

The nature of the Company's business gives rise to certain types of variable consideration, including the potential refund, after a program has closed, of units which were previously sold. Any refund is made at the sole discretion of the Company. This situation might occur in rare circumstances including, but not limited to, the death of an investor. The Company does not attempt to estimate the probability of a returned unit but, instead, reverses the associated compensation revenue and expense in the week following the refund.

7.   **TEXAKOMA FINANCIAL, INC. 401(k) PLAN**

The Company established a 401(k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to the maximum amount allowed by the IRS, including catch-up contributions. The Company matched 25% of the employees' contributions up to a maximum of 6% of compensation in 2023 and 2022. The Company's contributions for the years ended December 31, 2023 and 2022 were $43,371 and $47,232, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants have the right to direct how their accounts are invested within several investment options offered by the Plan.

8.   **SIGNIFICANT CONCENTRATIONS OF CASH**

All of the Company's cash (as reflected in the accompanying Statement of Financial Condition) is deposited with a single financial institution. As of December 31, 2023, such deposits are only insured up to $250,000.

9.   **COMMITMENTS AND CONTINGENCIES**

Management is not aware of any material commitments or contingencies that have not been otherwise disclosed in these financial statements.

10.   **SUBSEQUENT EVENTS**

Management is not aware of any material subsequent events through February 25, 2024, the date which the financial statements were available to be issued.



SUPPLEMENTARY INFORMATION

Schedule I, Computation of Net Capital Under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	753,262
Less non-allowable assets:		
Accounts receivable - affiliate		201,537
Accounts receivable - other		1,323
Prepaid expenses		17,267
Deferred tax asset		11,577
Net capital		521,558
Minimum net capital required		13,524
Excess net capital	$	508,034
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	202,860
Aggregate indebtedness	$	202,860
Ratio: aggregate indebtedness to net capital:		38.90%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that
filed with the Company's unaudited December 31, 2023 FOCUS report is as follows:

Net capital per audit report	$	521,558
FOCUS Report		521,558
Difference	$	-

Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)

The company claimed an exemption from 17 C.F.R. Section 240.15c3-3 relying on Footnote 74 of the SEC Release
No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 because the Company limits its business
activities exclusively to selling oil and gas interests and the Company (1) did not directly or indirectly receive, hold,
or otherwise owe funds or securities for or to customers, (other than money or other consideration received and
promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly
transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to
the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry
PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)

The company claimed an exemption from 17 C.F.R. Section 240.15c3-3 relying on Footnote 74 of the SEC Release
No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 because the Company limits its business
activities exclusively to selling oil and gas interests and the Company (1) did not directly or indirectly receive, hold,
or otherwise owe funds or securities for or to customers, (other than money or other consideration received and
promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly
transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to
the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry
PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

TEXAKOMA FINANCIAL, INC.
EXEMPTION REPORT
REQUIRED BY RULE 15c3-3(k)
DECEMBER 31, 2023



db

DANCE, BIGELOW & CO, PC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Texakoma Financial, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Texakoma Financial, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to a broker-dealer selling oil and gas interests. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year except as described in Texakoma Financial, Inc.'s exemption report..

Texakoma Financial, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texakoma Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Dance, Bigelow & Co., P.C.

Flower Mound, TX
February 25, 2024

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

3492 Long Prairie Road, Suite 100
Flower Mound, TX 75022
Phone (972) 317-9575 Fax (972) 966-0142



Texakoma Financial Inc.

P: 972-701-9106
Granite Park Three
5601 Granite Parkway, Suite 800
Plano, TX 75024

<u>Texakoma Financial, Inc.'s Exemption Report</u>

Texakoma Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. Section 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 because the Company limits its business activities exclusively to selling oil and gas interests and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

On Tuesday, May 2, 2023, a single customer check was received and scanned through the remote deposit scanner used to submit electronic deposits into the Company's escrow account at Washington Federal Bank. The scan inadvertently failed to register as a deposit. The error was discovered on Monday, May 8, 2023, at which time the check was promptly deposited into the escrow account.

Texakoma Financial, Inc.

I, William Stapleton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _William D. Stapleton_
Title: President

December 31, 2023